Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(in millions, except ratios)	2008	2007

Income before income taxes	$1,314	$1,460
Interest	90	76
Portion of rentals deemed to be interest	20	20
Income available for fixed charges	$1,424	$1,556

Fixed charges:
Interest	$90	$76
Portion of rentals deemed to be interest	20	20
Total fixed charges	110	96
Preferred stock dividend requirements	2	2
Total fixed charges and preferred stock dividend requirements	$112	$98
Ratio of earnings to fixed charges	12.93	16.14
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	12.76	15.86

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.